Exhibit 12-54

DTE ENERGY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended	Twelve Months Ended December 31
(Millions of Dollars)	June 30, 2013	2012	2011	2010	2009	2008
Earnings:
Pretax earnings	481	1,035	989	968	778	518
Adjustments	(7)	(4)	6	1	4	(3)
Fixed Charges	234	463	520	567	572	540
Net earnings	708	1,494	1,515	1,536	1,354	1,055

Fixed Charges:
Interest expense	219	441	490	543	545	503
Adjustments	15	22	30	24	27	37
Fixed Charges	234	463	520	567	572	540

Ratio of earnings to fixed charges	3.03	3.23	2.91	2.71	2.37	1.95